FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Quantum BioPharma Ltd. (the "Company")

199 Bay Street, Suite 4000

Toronto, Ontario M5T 1R5

Item 2: Date of Material Change

September 26, 2024.

Item 3: News Release

A news release was issued and disseminated via Accesswire on September 27, 2024, a copy of which was filed on the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

The Company announced that it had granted 29,500 stock options (each, an "Option") to certain directors, officers, employees, and consultants of the Company pursuant to the Company's stock option plan pre-approved by the shareholders at the Company's annual general and special meeting held on May 19, 2023. Each Option granted vests immediately and is exercisable at a price of CA$5.25 for a period of two years from the issue date. The class B subordinate voting shares of the Company underlying the Options are subject to a statutory four month and one day hold period.

A director of the Company received 7,500 Stock Options and thus the foregoing as it applies to such party represents a related-party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), however the transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the subject matter of the transaction, nor the consideration, exceed 25% of the Company's market capitalization.

Additionally, the Company announced that they have retained the services of Cambridge Consultants Inc., TD Media LLC dba Life Water Media, and King Tide Media LLC which will each play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants.

Item 5.1: Full Description of Material Change

Please see the news releases attached as Schedule "A" for a detailed description of the material changes.

Item 5.2: Disclosure of Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Zeeshan Saeed

Founder, Chief Executive Officer and Executive Co-Chairman of the board of directors
T: 416-854-8884

E: info@QuantumBioPharma.com

Item 9: Date of Report

October 3, 2024.

Schedule A

News Releases

[See attached]